Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL RECEIVES LETTER RELATED TO 2003 CARDIZEM® LA

LAUNCH ACTIVITIES FROM U.S. ATTORNEY’S OFFICE

TORONTO, Canada, February 1, 2008 — Biovail Corporation (NYSE, TSX: BVF) today announced that it has been notified by the United States Attorney’s Office in Boston, Massachusetts that the Corporation is the target of a federal grand jury investigation in connection with activities surrounding the 2003 commercial launch of Cardizem® LA. In particular, the investigation relates to the Cardizem® LA clinical experience program, titled P.L.A.C.E. (Proving L.A. through Clinical Experience). The Corporation stated that this could lead to possible civil or criminal charges against the Corporation.

As previously disclosed, the investigation commenced in 2003 as an administrative inquiry. Biovail has cooperated fully with the investigation, and will continue to cooperate. The Corporation has been invited to provide evidence and arguments bearing on the matter to the U.S. Attorney’s Office and intends to do so as soon as practicable.

Biovail will not be commenting further on this matter at this time.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this press release contain information that is not historical, these statements are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans estimates and outlook, and can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “could” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the procedure involved in and the outcome of legal proceedings, the impact of regulatory matters and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F/A. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.